August 19, 2014

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.
Form 40-F for the Year Ended December 31, 2013
Filed March 26, 2014
File No. 001-32403

Dear Ms. Jenkins:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated August 5, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.

As discussed today among members of the Staff and representatives of the Company, the Company intends to file its written response to the Comment Letter no later than September 3, 2014. Please contact Stephen C. Centa at (416) 504-0527 or David E. Sobel at (212) 373-3226, in each case of Paul, Weiss, Rifkind, Wharton & Garrison LLP, should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Steeve Thibeault

Steeve Thibeault
Chief Financial Officer
Turquoise Hill Resources Ltd.

cc:	Myra Moosariparambil, Craig Arakawa

Securities and Exchange Commission

Edwin S. Maynard, Esq., Stephen C. Centa, Esq., David E. Sobel, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Turquoise Hill Resources Ltd. 354 – 200 Granville Street Vancouver, BC V6C 1S4 Canada T +1 604 688 5755 www.turquoisehill.com